Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

July 26, 2010

Jennifer Thompson

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed June 25, 2010

File No. 0-51625

Dear Ms Thompson:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our responses to your comment letter dated July 23, 2010.

Form 20-F/A for the Year Ended December 31, 2008 filed June 25, 2010

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We note your response to comment three from our letter dated July 1, 2010.  Our purpose in requesting a statement of shareholders’ equity for Bright for periods prior to the reverse merger was to assist us in understanding how you determined China Linen’s statement of shareholders’ equity for the year ended December 31, 2007 as seen in this amended Form 20-F.  We assume that the December 31, 2007 equity balances for Bright as presented in your response, adjusted for the recapitalization, do not correspond to the December 31, 2007 equity balances presented within this amended Form 20-F because Bright did not acquire Lanxi Sunrise until 2008.  Therefore, please explain to us how you determined China Linen’s statement of shareholders’ equity for the year ended December 31, 2007.  Since we assume that the balances presented reflect the balances of Bright’s predecessor, Lanxi Sunrise, please include a statement of shareholders’ equity for Lanxi Sunrise for the year ended December 31, 2007 in your response, and explain how the balances in Lanxi Sunrise’s statement of shareholders’ equity correspond to the balances seen for China Linen in this amended Form 20-F.

Response:

The Statement of Changes in Equity for Lanxi Sunrise for the year ended December 31, 2007 is as follows:

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Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.
Statement of Changes in Equity for the year ended December 31, 2007

					Accumulated
		Additional			Other
	Registered	Paid-in	Statutory	Retained	Comprehensive
	Capital	Capital	Reserve	Earnings	Income	Total

Balances at January 1, 2007	726,000	1,313,177	427,005	4,199,100	274,357	6,939,639

Net income	-	-	-	3,475,911	-	3,475,911

Appropriation to statutory reserves	-	-	203,568	(203,568)	-	-

Dividend distribution	-	-	-	(33,021)	-	(33,021)

Other comprehensive income - effects of foreign currency conversion	-	-	-	-	612,543	612,543

Balances at December 31, 2007	726,000	1,313,177	630,573	7,438,422	886,900	10,995,072

The Statement of Changes in Equity of China Linen for the year ended December 31, 2007 was derived by adding the Statement of Changes in Equity of Bright and Lanxi Sunrise together and adjusted with the restatement of the equity balances of Bright to USD $37,926, i.e. 18,963,005 shares of China Linen that Bright received in respect of the reverse merger * Par value of USD $0.002.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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